

March 13, 2012

<u>Via E-mail</u>
Mr. Sam Ariss
Vice President of Finance
Bioshaft Water Technology, Inc.
1 Orchard Road, Suite 220
Lake Forest, CA 92630

      RE: Bioshaft Water Technology, Inc.
              Form 10-K for the Year ended April 30, 2011
              Filed August 15, 2011
              Form 10-Q for the Quarter ended October 31, 2011
              Filed December 15, 2011
              File No. 0-52393

Dear Mr. Ariss:

We issued comments to you on the above captioned filings on January 31, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by March 27, 2012 addressing these outstanding comments.

If you do not respond to the outstanding comments by March 27, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief